Mail Stop 4561

April 5, 2007

Mr. John C. Pollok
Chief Financial Officer
SCBT Financial Corporation
520 Gervais Street
Columbia, SC 29201

> **Re:**   **SCBT Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 001-12669**

Dear Mr. Pollok:

We have reviewed your response dated April 4, 2007 and have the following comment.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Loan Loss Provision, page 26

1.   We note your supplemental response to comment one of our letter dated March 23, 2007. To facilitate trend analysis and to provide comparability among periods, please confirm to us that in future filings you will quantify your estimate of AOP charge-offs for the prior periods.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief